EXHIBIT 12.1

Primerica, Inc.

Computation of Earnings to Fixed Charges Ratios

(In thousands, except ratios)

		2017	2016	2015	2014	2013
Earnings:
1.	Income from continuing operations before income taxes	$379,520	$337,595	$290,981	$275,722	$245,006
Fixed charges:
2.	Interest expense (1)	28,488	28,691	33,507	34,570	35,018
3.	Interest credited on investment-type contracts	7,256	6,930	7,157	7,277	7,612
4.	Interest factor on rental expense	556	516	534	573	613
5.	Total fixed charges (2 + 3 + 4)	36,300	36,137	41,198	42,420	43,243
6.	Earnings before fixed charges (1 + 5)	$415,820	$373,732	$332,179	$318,142	$288,249
Ratios:
7.	Earnings to total fixed charges (6 / 5)	11.5	10.3	8.1	7.5	6.7

(1)

For purposes of determining interest expense in calculating the ratio of earnings to fixed charges, Primerica, Inc. excludes interest contractually charged on a surplus note that was issued by a wholly owned subsidiary in exchange for an equivalent principal-value held-to-maturity security that contractually earns an equal and offsetting amount of interest income.

EXH 12.1-1